UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2023

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (the “Company”) is furnishing this Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2023 and 2022.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Risk Factors” and elsewhere in our Registration Statement on Form F-1 went effective on September 21, 2023 (the “F-1”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the F-1.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2023	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2023
99.3	Press Release dated December 22, 2023
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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